Filed by Pioneer Merger Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: Acorns Grow Incorporated

Commission File No.: 001-39867

The following is an article published by CNBC on September 15, 2021, detailing an interview by Noah Kerner, Chief Executive Officer of Acorns Grow Incorporated (“Acorns”), about the appointment of David Hijirida as President of Acorns.

FINANCE

Savings app Acorns hires former Amazon executive as president, says crypto investing is coming

PUBLISHED WED, SEP 15 20219:00 AM EDTUPDATED AN HOUR AGO

Hugh Son@HUGH _ SON

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KEY POINTS

•	The company is set to announce Wednesday that it named David Hijirida as president to run day-to-day operations, according to CEO Noah Kerner.

•	Hijirida spent 12 years at Amazon managing areas including global payments and advertising. He was CEO of digital bank Simple Finance from 2018 until it was shuttered in May.

•	In the latest sign of the continuing adoption of the nascent asset class, Acorns will soon allow users to invest in crypto within diversified portfolios, Kerner said.

Acorns president David Hijirida

Courtesy: Mo Osborne | Acorns

Investing and savings app Acorns has hired a former Amazon executive and fintech CEO to lead day-to-day operations ahead of the start-up’s debut as a public company, CNBC has learned.

The company is set to announce Wednesday that it named David Hijirida as president, according to CEO Noah Kerner. Hijirida started his career in strategy roles at traditional banks, spent 12 years at Amazon managing areas including global payments and advertising, and was CEO of digital bank Simple Finance from 2018 until it was shuttered in May.

Acorns is stocking up on seasoned managers ahead of its expected public listing later this year. In May, the firm disclosed that it was merging with Pioneer Merger Corp., a special purpose acquisition company, at a $2.2 billion valuation. Last month, it named Twitter executive Rich Sullivan its new chief financial officer.

“David obviously has a great depth and breadth of financial services and technology experience,” Kerner said in a phone interview. “He has a great combination of fintech, payments, operations and also product development experience.”

The appointment of Hijirida will allow the CEO to focus on his vision for the fintech firm, including future products and branding, Kerner said. Acorns has more than 4 million paying subscribers and aims to reach 10 million by 2025, he said.

Noah Kerner, CEO of Acorns.

Adam Jeffery | CNBC

While many start-ups have been able to remain private due to ample access to capital, Acorns is going public to accelerate its mission of helping people build wealth, Kerner said. That will help raise its profile with potential users, enable it to acquire targets and eventually expand outside of the U.S., he said.

Without naming specific firms, Kerner contrasted Acorns business model with the approach of banks and fintech players that incentivize users to spend money or trade more frequently. Free trading app Robinhood, which went public in July, has been under fire for relying on industry kickbacks called payment for order flow, a practice being examined by regulators.

Acorns automated investing service lets customers invest spare change from card transactions into a managed portfolio of ETFs for a monthly fee of $1 to $5.

“Everything Acorns does is about long-term saving and investing for the everyday consumer,” Kerner said. “It’s why our subscription model is so important because it decouples the business from behaviors that aren’t necessarily customer-aligned, like driving trading or driving spending or driving borrowing.”

Acorns app on a mobile phone

Source: Acorns

As a result, Acorns has been more conservative than some fintech peers who have driven rapid growth by adding capabilities including allowing the purchase of bitcoin and other digital coins. On its website, Acorns says that users currently don’t have access to cryptocurrencies because their value “ can fluctuate dramatically in a day,” calling it a speculative investment.

But in the latest sign of the continuing adoption of the nascent asset class, Acorns will soon allow users to invest in crypto within diversified portfolios, Kerner said.

“We are going to let people customize their portfolios and add individual equities and crypto into a slice of their diversified portfolios, much the way a money manager would advise you to behave,” Kerner said.

It will happen within the context of educating users on the benefits of asset diversification, he said.

“We haven’t announced a launch date yet,” Kerner said, “but it’s coming.”

Disclosure: NBCUniversal and Comcast Ventures are investors in Acorns, and CNBC has a content partnership with it.

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